ProSharesTM

ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

January 14, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”)
(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 20 under the Securities Act and Amendment No. 27 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. This filing is being made to make certain non-material changes to the prospectus and statement of additional information relating to two new series of the Trust: ProShares Ultra 7-10 Year Treasury and ProShares Ultra 20+ Year Treasury. No information relating to any other series of the Trust is amended or superseded thereby.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6495.

Sincerely

/s/ Barry Pershkow
Barry Pershkow
Vice President and Counsel